                                                                    Exhibit 99.1

                             ("CHINESE CHARACTERS")
                       GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)

                                (STOCK CODE: 525)


                                  ANNOUNCEMENT

The Company received notices from GR Group Company that it intended to terminate the engagement of Mr Wu Junguang as a director of the Company and to nominate Mr. He Yuhua as a new director to stand for election as director of the fourth session of the Board at the AGM. Accordingly, the Additional Resolutions are proposed to be passed by the Shareholders at the AGM.

The board of directors (the "BOARD") of Guangshen Railway Company Limited (the "COMPANY") referred to the annual general meeting of the Company to be held on 28 June 2007 (the "AGM"). The Company received notices from Guangzhou Railway (Group) Company, its largest shareholder ("GR GROUP COMPANY"), that it intended to terminate the engagement of Mr Wu Junguang as a director of the Company due to a change in his job functions and to nominate Mr. He Yuhua as a new director to stand for election as director of the fourth session of the Board at the AGM. Accordingly, two new resolutions to consider and approve the termination of the engagement of Mr Wu Junguang as a director of the Company and the appointment of Mr. He Yuhua as a director of the fourth session of the Board (the "ADDITIONAL RESOLUTIONS") are proposed to be passed by the shareholders of the Company (the "SHAREHOLDERS") at the AGM.

Biography of Mr. He Yuhua is as follows:

Mr. He Yuhuai ("CHINESE CHARACTERS"), aged 54, is a bachelor's degree holder and senior economist. Mr. He joined the railway department in 1969. Till now, he has more than 30 years of experience in transport management. He has since served in various senior management positions with Tianjin Railway Sub-bureau, Beijing Railway Bureau and Guangzhou Railway (Group) Company. He is currently the chairman of GR Group Company. Mr. He has not held any directorships in listed public companies in the last three years and has not previously held and is not holding any position with the Company.

Save as disclosed in the preceding paragraph, Mr. He does not have any relationship with any of the directors, senior management, substantial shareholders or controlling shareholders (each as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "LISTING RULES")) of the Company. He does not have, and is not deemed to have, any interests or short positions in shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance, Cap 571 of the Laws of Hong Kong).

Subject to approval from the Shareholders at the AGM, the appointment of Mr. He as a director shall be for a term from the date of the passing of the relevant resolution to the expiry date of the 3-year term of the fourth session of the Board, and the remuneration for Mr. He' shall be paid in accordance with the remuneration policy of the Company for the fourth session of the Board approved by the Shareholders at the 2004 annual general meeting of the Company.

Save as above, Mr. He has confirmed that there is no information to be disclosed pursuant to any of the requirements set out in Rule 13.51(2)(h) to (v) of the Listing Rules and that there is no other matter relating to his appointment that need to be brought to the attention of the Shareholders.

The Company will issue a supplemental proxy form in respect of the Additional Resolutions.




                                                     By Order of the Board
                                               GUANGSHEN RAILWAY COMPANY LIMITED
                                                       GUO XIANGDONG
                                                     Company Secretary


Shenzhen, the PRC, 7 June 2007

As at the date of this announcement, the Board comprises:

Executive Directors
Wu Junguang
Yang Yiping
Yang Jinzhong

Non-executive Directors
Cao Jianguo
Wu Houhui
Wen Weiming

Independent Non-executive Directors
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai

                             ("CHINESE CHARACTERS")
                       GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)

                                (STOCK CODE: 525)

        SUPPLEMENTAL PROXY FORM FOR USE BY SHAREHOLDERS      Number of
                 AT THE ANNUAL GENERAL MEETING               shares to which
                                                             this proxy form
                                                             relates: (Note 1)

I/We (Note 2)___________________________________________________________________
of _____________________________________________________________________________
being the registered shareholder of Guangshen Railway Company Limited (the "Company") hereby appoint THE CHAIRMAN OF THE ANNUAL GENERAL MEETING/ __________ (note 3) of __________ as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting ("AGM") of the Company (or any adjournment thereof) to be held at the Meeting Room of the Company at 3rd Floor. No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, at 9:30 a.m. on 28 June 2007 in respect of the additional resolutions referred to in the announcement of the Company dated 7 June 2007 and as indicated hereunder. Failure to complete the boxes will entitle my/our proxy to vote or abstain at his/her own discretion.



                    ADDITIONAL RESOLUTIONS                                      FOR (Note 4)    AGAINST (Note 4)

1.   To consider and approve the termination of the engagement of Mr.
     Wu Junguang as a director of the Company.
2. To consider and approve the appointment of Mr. He Yuhua as a director of the fourth session of the board of directors of the Company.


Date:                                     2007              Signature
      -----------------------------------                            ----------------------------------------------- (Note 5)

Notes:

1. Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the aforesaid number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.   Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3. If any proxy other than the chairman is preferred, strike out "THE CHAIRMAN OF THE ANNUAL GENERAL MEETING/" and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the AGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.

4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLACE A "X" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLACE AN "X" IN THE BOX MARKED "AGAINST". Failure to complete the above-mentioned boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.

5. This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointor is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing.

6. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged at the Secretariat of the Board of Directors of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

7. Completion and delivery of this proxy form will not preclude you from attending and voting at the AGM or any adjournment thereof should you so wish.